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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

First Community Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31983B101

(CUSIP Number)

12/31/00

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 31983B101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Eggemeyer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 141,398
	6.	SHARED VOTING POWER 926,375
	7.	SOLE DISPOSITIVE POWER 141,398
	8.	SHARED DISPOSITIVE POWER 926,375
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,773
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
John M. Eggemeyer - IN
(John M. Eggemeyer is 100% owner of Eggemeyer Advisory Corp., which in turn owns a 45% voting interest in Castle Creek LLC, which is the sole managing general partners of three investment funds: Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP. and Castle Creek Capital Partners Fund IIb, LP and thus can be construed to control the shares owned by the three Funds but disclaims beneficial ownership of such shares held by the Funds).

SCHEDULE 13G

CUSIP NO. 31983B101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eggemeyer Advisory Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 926,375
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 926,375
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,375
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (An S-Corporation 100% owned by John M. Eggemeyer)
(Eggemeyer Advisory Corp., which owns a 45% voting interest in Castle Creek Capital LLC, the sole managing general partners of three investment funds: Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP, and Castle Creek Capital Partners Fund IIb, LP can be construed to control the shares owned by the three Funds but disclaims beneficial ownership of such shares held by the Funds).

SCHEDULE 13G

CUSIP NO. 31983B101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 926,375
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 926,375
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,375
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN
(Castle Creek Capital LLC is the sole managing general partner of three investment funds: Castle Creek Partners Fund I, LP, Castle Creek Capital Partners IIa, LP, and Castle Creek Capital Partners Fund IIb, LP and as such can be construed to control the shares owned by the three Funds but disclaims beneficial ownership of such shares held by the Funds).

SCHEDULE 13G

CUSIP NO. 31983B101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Capital Partners Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 602,869
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 602,869
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,869
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13G

CUSIP NO. 31983B101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Capital Partners Fund IIa, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 227,435
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 227,435
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,435
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13G

CUSIP NO. 31983B101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Capital Partners Fund IIb, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 96,071
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 96,071
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,071
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).
NAME OF ISSUER: First Community Bancorp
Item 1(b).
ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 6110 El Tordo Rancho Santa Fe, California 92067
Item 2(a).
NAME OF PERSON FILING: This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

   (1)  John M. Eggemeyer

   (2)  Eggemeyer Advisory Corp.

   (3)  Castle Creek Capital, LLC

   (4)  Castle Creek Partners Fund I, LP

   (5)  Castle Creek Capital Partners Fund IIa, LP

   (6)  Castle Creek Capital Partners Fund IIb, LP

Item 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business office of the Reporting Persons is: 6110 El Tordo Rancho Santa Fe, California 92067
Item 2(c).
CITIZENSHIP: John M. Eggemeyer is a United States Citizen. Eggemeyer Advisory Corp. is a Delaware corporation. Castle Creek Capital, LLC is a Delaware Limited Liability Company. Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Partners Fund IIb, LP are Delaware limited partnerships.

Item 2(d).
TITLE OF CLASS OF SECURITIES: Common stock, no par value (the “Common Stock”).

Item 2(e).
CUSIP NUMBER: The CUSIP is #31983B101
Item 3.
If This Statement is Filed Pursuant to Rule 13D-1(b) or 13D-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ] Not applicable. This statement is being filed pursuant to Rule 13d-1(d).
Item 4.
Ownership:
(a)	Amount beneficially owned:
John M. Eggemeyer Eggemeyer Advisory Corp. Castle Creek Capital, LLC Castle Creek Capital Partners Fund I, LP Castle Creek Capital Partners Fund IIa, LP Castle Creek Capital Partners Fund IIb, LP	1,067,773 926,375 926,375 602,869 227,435 296,071
(b)	Percent of class:
John M. Eggemeyer Eggemeyer Advisory Corp. Castle Creek Capital, LLC Castle Creek Capital Partners Fund I, LP	26.9% 23.3% 23.3% 15.2%

Castle Creek Capital Partners Fund IIa, LP Castle Creek Capital Partners Fund IIb, LP	5.7% 2.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
John M. Eggemeyer Eggemeyer Advisory Corp. Castle Creek Capital, LLC Castle Creek Capital Partners Fund I, LP Castle Creek Capital Partners Fund IIa, LP Castle Creek Capital Partners Fund IIb, LP	141,398 -0- 926,375 602,869 227,435 96,071
(ii)	Shared power to vote or to direct the vote:
John M. Eggemeyer Eggemeyer Advisory Corp. Castle Creek Capital, LLC Castle Creek Capital Partners Fund I, LP Castle Creek Capital Partners Fund IIa, LP Castle Creek Capital Partners Fund IIb, LP	926,375 926,375 -0- -0- -0- -0-
(iii)	Sole power to dispose or to direct the disposition of:
John M. Eggemeyer Eggemeyer Advisory Corp. Castle Creek Capital, LLC Castle Creek Capital Partners Fund I, LP Castle Creek Capital Partners Fund IIa, LP Castle Creek Capital Partners Fund IIb, LP	141,398 -0- 926,375 602,869 227,435 96,071
(iv)	Shared power to dispose or to direct the disposition of:
John M. Eggemeyer Eggemeyer Advisory Corp. Castle Creek Capital, LLC Castle Creek Capital Partners Fund I, LP	926,375 926,375 -0- -0-

Castle Creek Capital Partners Fund IIa, LP Castle Creek Capital Partners Fund IIb, LP	-0- -0-
Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8.	Identification and Classification of Members of the Group:
Not Applicable.
Item 9.	Notice of Dissolution of Group:
Not Applicable.
Item 10.	Certifications:
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001	JOHN M. EGGEMEYER
	By:	/s/ John M. Eggemeyer III

John M. Eggemeyer III

EGGEMEYER ADVISORY CORP.
By:	/s/ John M. Eggemeyer III

John M. Eggemeyer III President

CASTLE CREEK CAPITAL, LLC
By:	/s/ John M. Eggemeyer III

John M. Eggemeyer III President

CASTLE CREEK CAPITAL PARTNERS FUND I, LP
By:	/s/ John M. Eggemeyer III

John M. Eggemeyer III President

CASTLE CREEK CAPITAL PARTNERS FUND IIA, LP
By:	/s/ John M. Eggemeyer III

John M. Eggemeyer III President

CASTLE CREEK CAPITAL PARTNERS FUND IIB, LP
By:	/s/ John M. Eggemeyer III

John M. Eggemeyer III President

EXHIBIT INDEX

Exhibit Exhibit A	Description

Agreement of Joint Filing, dated as of February 14, 2001, by and among John M. Eggemeyer, Eggemeyer Advisory Corp., Castle Creek Capital, LLC, Castle Creek Partners Fund I, LP, Castle Creek Partners Fund IIa, LP and Castle Creek Partners Fund IIb, LP.